SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                         ______________


                         SCHEDULE 14D-9
          Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934

                         ______________


                         BRC HOLDINGS, INC.
               (Name of Person(s) Filing Statement)

                         ______________

               MATADOR CAPITAL MANAGEMENT CORPORATION
                         JEFFREY A. BERG
               (Name of Person(s) Filing Statement)

                         ______________

                    COMMON STOCK, $.10 PAR VALUE
                    (Title of Class of Securities)

                         227174-10-9
               (CUSIP Number of Class of Securities)

                         ______________

                    David Fink
                    Matador Capital Management Corporation
                    200 1st Avenue North
                    Suite 206
                    St. Petersburg, FL  33701
                    (813) 898-9300
     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                         WITH COPIES TO:

     Leon P. Gold, Esq.            Carolyn S. Reiser, Esq.
     Proskauer Rose LLP            Shartsis, Friese & Ginsburg LLP
     1585 Broadway                 One Maritime Plaza
     New York, New York  10036          18th Floor
     (212) 969-3480                San Francisco, CA  94111
                                   (415) 421-6500





ITEM 1.   SECURITY AND SUBJECT COMPANY

     The name of the subject company is BRC Holdings, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1111 W. Mockingbird Lane, Suite 1400, Dallas, Texas 75247-5014. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common stock, par value $.10 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998 (the "Schedule 14D-1"), of ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation ("Parent") for 8,704,238 Shares.

     The Schedule 14D-1 states that the principal executive offices of the Parent and the Purchaser are located at 2828 North Haskell, Dallas, Texas 75204.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The names and business addresses of the persons filing this Statement are as follows:

          Matador Capital Management Corporation, a Delaware corporation ("MCMC"), and Jeffrey A. Berg ("Berg"). MCMC is an investment advisor. Berg is the President, sole director and controlling shareholder of MCMC.

          The business address of MCMC and Berg is 200 First Avenue North, Suite 206, St. Petersburg, FL 33701.

     (b)  Not Applicable.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a)  On October 30, 1998, MCMC filed a complaint in the Court of
Chancery of the State of Delaware seeking injunctive relief in connection with the Offer and issued a press release (included as Exhibit 1 hereto) announcing the filing of the complaint. The filing persons are filing this Statement in the event the press release is deemed to be a "solicitation or recommendation" for purposes of Rule 14d-9 promulgated under the Securities Exchange Act of 1934, as amended.

     (b) The information set forth the press release included as Exhibit 1 hereto is hereby incorporated by reference.





ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The filing persons have had discussions with senior management of BRCP over the past 18 months, and may in the future have additional discussions with senior management, concerning various operational and financial aspects of BRCP's business. The filing persons may solicit indications of interest from potential purchasers of BRCP and may retain one or more investment banking firms to assist them and to explore ways of maximizing long-term shareholder value. The filing persons have had and may in the future have discussions with other shareholders regarding various ways of maximizing long-term shareholder value. The filing persons may also seek to obtain financing for a bid by the reporting persons alone or with other investors.

     Except as set forth above, none of the filing persons nor any person acting on their behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) The persons filing this Statement effected the following transactions in the Shares on the dates indicated, and such transactions are the only transactions in the Shares by the persons filing this statement since August 26, 1998:

               Purchase                 Number         Price
Name           or Sale        Date      of Shares      Per Share

MCMC           P              9/1/98    10,000         $15.250
MCMC           P              9/3/98    25,000         $14.881
MCMC           P              9/30/98      250         $17.100
MCMC           P              10/28/98  15,000         $18.543
MCMC           P              11/2/98   20,000         $18.688

All transactions were executed on the Nasdaq National Market.

     Except as set forth above, no transactions in the Shares have been effected during the past 60 days by the filing persons. To the best of the filing persons' knowledge, no transactions in the Shares have been effected by an executive officer, director, subsidiary or affiliate of the filing persons.

     (b) The filing persons do not intend to tender the Shares beneficially owned by them to the Purchaser and, to the best of the filing persons' knowledge, none of the executive officers, directors, subsidiaries or affiliates of the filing persons intend to tender any Shares beneficially owned by them to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a)  Not Applicable

     (b)  Not Applicable


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Pursuant to investment management agreements, MCMC is authorized, among other things, to invest funds of its investment advisory clients in securities, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements. The investment management agreements provide for fees payable to MCMC based on assets under management and realized and unrealized gains.

     MCMC is also a member of RJ Matador, L.L.C., a Delaware limited liability company and registered investment adviser. RJ Matador, L.L.C. and MCMC are the general partners of an investment limited partnership whose limited partnership agreement provides to MCMC and RJ Matador, L.L.C., as general partners, the authority, among other things, to invest the funds of the partnership in Shares and to vote and dispose of Shares. Pursuant to such limited partnership agreement, the general partners are entitled to allocations based on assets under management and realized and unrealized gains.

     Berg is also the President of Everglades Capital Corporation ("Everglades"). Everglades is the general partner of Matador Capital Management, L.P. ("MCM"), a Delaware limited partnership that is the general partner of several investment limited partnerships. Pursuant to those partnerships' agreements of limited partnership, MCM has the authority to invest the partnerships' funds in Shares and to vote and dispose of Shares and is entitled to allocations based on assets under management and realized and unrealized gains. MCM has delegated its investment management responsibilities with respect to those partnerships to MCMC.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1.  Press Release by MCMC, dated October 30, 1998.






















                         SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                              MATADOR CAPITAL MANAGEMENT CORPORATION

                              By: /s/ Jeffrey A. Berg, President
                                   Jeffrey A. Berg, President



                              /s/ Jeffrey A. Berg
                              Jeffrey A. Berg






Date:  November 4, 1998





























                                                  Exhibit 1


PRESS RELEASE
October 30, 1998



               COMPLAINT FILED AGAINST BRC HOLDINGS



Matador Capital Management announced that it has filed a complaint in the Court of Chancery of the state of Delaware seeking injunctive relief in connection with the negotiated tender offer that is the first step of a two-step cash out merger between BRC Holdings (OTC - BRCP) and Affiliated Computer Services. Matador Capital Management controls 933,850 shares of BRC, representing 6.8% of the outstanding shares.

Jeffrey A. Berg, President of Matador Capital Management, added that:

We have filed the suit because we believe that the $19 share price is grossly inadequate in light of values in this industry and it is unclear why the company would be sold at this time. The company has been performing exceptionally well as evidenced by the 50% growth in operating profits in Q3, its prodigious free cash flow generation and recent wins like the 10-year, $18 million outsourcing agreement announced this morning.

We believe the company is being sold at an implied Enterprise Value to EBITDA multiple of 5.4 times this quarter's annualized EBITDA. Peers such as American Management Systems (OTC - AMSY), Computer Horizons (OTC - CHRZ), Computer Task Group (NYSE - TSK), Affiliated Computer Services (NYSE - AFA) and MAXIMUS (NYSE - MMS) are selling at multiples far greater. In fact, the following chart, based on a recent analysis performed by Donaldson, Lufkin & Jenrette, highlights just how inexpensive BRC is:

                         Company Comparison

          Company                                 EV/EBITDA

     American Management Systems                   9.8
     Computer Horizons                            10.9
     Computer Task Group                          10.4
     Affiliated Computer Services                 12.0
     MAXIMUS                                      10.4

     BRC Holdings                                  5.4

Source: Donaldson, Lufkin & Jenrette, Information Technology Services Notes, September 25, 1998; Matador estimates.


                         Sector Summaries

                         Low            High           Average
     Sector              EV/EBITDA      EV/EBITDA      EV/EBITDA

     Consulting           9.8           64.9           25.4
     Implementation       7.2           35.8           16.4
     Data Processing      7.4           16.6           12.0
     Business Processing  8.9           22.1           13.8

     BRC Holdings                                       5.4

Source: Donaldson, Lufkin & Jenrette, Information Technology Services Notes, September 25, 1998; Matador estimates.


Under Delaware law, stockholders are assured that if their corporation is to be sold, they will receive the benefit of an active, involved and diligent Board carrying out its fiduciary obligation to maximize the value the shareholders will receive. We believe that BRC has not obtained the best value available to its shareholders.

About Matador Capital Management

Matador Capital Management, located in St. Petersburg, Florida, is a Registered Investment Advisor managing funds on a discretionary basis for institutions and high net worth individuals. The firm was founded in 1993 by Jeffrey A. Berg. Matador serves as investment advisor to Everglades Partners, L.P., Everglades Offshore Fund, Ltd., Matador Microcap Fund, L.P., Contrarian Opportunities Fund, L.P. and several individual accounts.


For more information, contact:

Matador Capital Management
Jeffrey A. Berg, President
(727) 898-9300